UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One):
[X]		ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].
For the fiscal year ended December 31, 2000
OR
[ ]		TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ____________ to _______________

Commission file number 0-11330

	A.	Paychex, Inc. 401(k)
Incentive Retirement Plan
(Full title of the Plan)

	B.	Paychex, Inc.
911 Panorama Trail South
Rochester, NY 14625
(Name and address of issuer of the securities held pursuant
to the Plan and the address of its principal executive office)

Index to Financial Statements, Schedules and Exhibits

Financial Statements	Page No.

Report of Independent Auditors	3

Statement of Net Assets Available for Benefits December 31, 2000 and 1999	4

Statement of Changes in Net Assets Available for Benefits For the year ended December 31, 2000 and 1999	5

Notes to Financial Statements	6-8

Schedule

Schedule I - Form 5500 Schedule H, Line 4i, Schedule of Assets Held for Investment Purposes at Year End	9

Exhibit

23 - Consent of Independent Auditors	10

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Dated: June 13, 2001

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN

(Name of Plan)

_______/s/ Kathleen A. Browne_________
Kathleen A. Browne
401(k) Committee Member

Report of Independent Auditors

 The Plan Committee
Paychex, Inc. 401(k)
Incentive Retirement Plan
Rochester, New York

We have audited the accompanying statements of net assets available for benefits of Paychex, Inc. 401(k) Incentive Retirement Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                                                      /s/ Ernst & Young LLP

May 4, 2001

Buffalo, New York

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

	December 31, -------------------------------------------------
	2000 -----------------------	1999 -----------------------

Investments at fair value:
Paychex, Inc. Common Stock	$297,924	$180,377
INVESCO Total Return Fund	8,943	10,999
INVESCO Blue Chip Growth Fund	26,505	29,487
IRT Stable Value Fund	25,215	15,303
IRT 500 Index Fund	10,492	8,956
GAM International Fund	2,248	2,791
INVESCO Small Company Growth Fund	4,010	-
AIM Balanced Fund	1,596	-
AIM International Equity Fund	2,007	-
Participant Loans Receivable	6,839	6,017
Cash	12,799 --------------	8,324 -------------

Net assets available for benefits	$398,578 ========	$262,254 =======

See accompanying notes to financial statements.

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

	For the year ended December 31, -------------------------------------------------
	2000 -----------------------	1999 -----------------------
Additions:
Dividends and interest income	$8,350	$4,610
Net realized and unrealized appreciation in fair value of investments (footnote C)	129,468 --------------	34,297 ---------------

Total investment income	137,818	38,907

Contributions:
Participants	17,776	13,748
Employer	4,575 --------------	3,852 ---------------

Total contributions	22,351 --------------	17,600 ---------------

Total additions	160,169	56,507

Deductions:
Benefits paid to participants	(23,845) -------------	(14,454) --------------

Change in net assets	136,324	42,053
Net assets available for benefits at beginning of year	262,254 --------------	220,201 ---------------

Net assets available for benefits	$398,578 ========	$262,254 ========

See accompanying notes to financial statements.

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000

NOTE A. DESCRIPTION OF THE PLAN

The following description of the Paychex, Inc. (the "Company") 401(k) Incentive Retirement Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

General - Established July 1, 1984, the Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code (the "Code"), which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant's compensation to the Plan on a pre-tax basis through payroll deductions. The Plan is subject to the provisions of the Employer Retirement Income Security Act of 1974 (ERISA).

Plan Administration - The Plan is administered by the Paychex, Inc. 401(k) Incentive Retirement Plan Committee (the "Plan Committee") which is appointed by the Board of Directors of the Company. The Plan's trustee, INVESCO Trust Company (INVESCO), is responsible for the custody and management of the Plan's assets.

Eligible Employees - Effective November 1, 1999, all new employees of the Company and its subsidiaries are eligible to participate in the salary deferral portion of the plan immediately. Employees must be employed for one year in which a minimum of 1,000 hours have been worked to be eligible to receive a Company matching contribution. Prior to November 1, 1999, new employees were not eligible to participate until they had completed one year of service, and a minimum of 1,000 hours.

Contributions - Employees may contribute from 2% to 15% of their compensation through payroll deductions in increments of 1%, subject to the limit established by the Code. Discretionary employer contributions are equal to 50% of the participant's elective contribution, but not to exceed 3% of the participant's compensation. The Company may elect to make an additional discretionary contribution to the Plan, but has not done so for the years ended December 31, 2000 and 1999. Effective February 15, 2001, employees may contribute from 1% up to 20% of their compensation.

Vesting - Each participant is fully vested as to their elective contributions and rollover contributions as well as any earnings or losses on them. Employees are fully vested with respect to Company matching contributions upon completion of three consecutive years of service, disability, death, or attainment of retirement age, 65.

Participant Accounts - The Trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant's account is credited with the participant's contribution and allocations of any employer contribution and Plan earnings, less loans and withdrawals, based on the direction of the participant.

Investment Options - Upon enrollment in the Plan, a participant may direct contributions in the following investment options: (1) Paychex Stock Fund, (2) INVESCO Blue Chip Growth Fund, (3) INVESCO Total Return Fund, (4) The INVESCO Retirement Trust Stable Value Fund, (5) The INVESCO Retirement Trust 500 Index Fund, (6) The Global Asset Management International Fund (closed to new contributions effective 8/7/00), (7) INVESCO Small Company Growth Fund, (8) AIM Balanced Fund, and (9) AIM Int'l Equity Fund. Effective February 15, 2001, participants may invest in three additional investment options: PIMCO Total Return Fund, AIM Basic Value Fund, and INVESCO Dynamics Fund.

Payment of Benefits - Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a fixed reasonable period of time.

Forfeited Accounts - Forfeited nonvested assets are used to reduce future employer contributions.

Participant Loans Receivable - The Plan allows participants to borrow up to 50% of the vested balance from their account. Payroll deductions are required to repay the loan within five years, except for loans used for the purchase of a principal residence, which are required to be repaid within ten years. The rate of interest is the prime lending rate plus 1% at the time the loan is disbursed.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

NOTE B. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting in accordance with generally accepted accounting principles.

Administrative Expenses - Administrative expenses of the Plan are paid by the Company.

Investment Valuation and Income Recognition - Investments are stated at their approximate fair value based on quoted market prices, except for the Stable Value Fund. The value of the Stable Value Fund which includes guaranteed income contracts, annuities, and other assets that provide for benefit payments or withdrawals on a contractual basis are stated at book value (cost plus accrued income). Participant loans receivable are valued at the principal amount which approximates fair value.

Purchases and Sales of Securities - Purchases and sales of securities are recorded on a trade date basis. Net realized gains or losses upon the sale of investments are based on their average cost.

Interest Income - Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits - Benefits are recorded when paid.

Contributions - Contributions from the Company are accrued for in accordance with the terms of the Plan. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE C. INVESTMENTS

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as, held during the year) appreciated in fair value as follows:

	2000 Net Realized and Unrealized Appreciation in Fair Value of Investments (In Thousands) ----------------------	1999 Net Realized and Unrealized Appreciation in Fair Value of Investments (In Thousands) ----------------------
Paychex, Inc. Common Stock	$147,948	$28,205
INVESCO Total Return Fund	(929)	(841)
INVESCO Blue Chip Growth Fund	(13,030)	5,461
IRT 500 Index Fund	(1,097)	1,318
GAM International Fund	(1,724)	154
INVESCO Small Company Growth Fund	(1,012)	-
AIM Balanced Fund	(203)	-
AIM Int'l Equity Fund	(485) ---------------	- ------------

	$129,468 ========	$34,297 ======

NOTE D. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 28, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

SCHEDULE I - FORM 5500 SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
EIN-16-1124166
PLAN-001
DECEMBER 31, 2000
(In Thousands)

Identity of Party Involved -------------------	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value ------------------------------------------------------------	Cost ---------------------		Current Value -------------------

INVESCO*	12,226 shares of Paychex, Inc. Stock Fund		$99,253	$297,924

INVESCO*	338 shares of the INVESCO Total Return Fund		$9,232	$8,943

INVESCO*	5,146 shares of the INVESCO Blue Chip Growth Fund		$33,335	$26,505

INVESCO*	25,215 shares of the IRT Stable Value Fund		$25,215	$25,215

INVESCO*	331 shares of the IRT 500 Index Fund		$10,647	$10,492

INVESCO*	261 shares of the INVESCO Small Company Growth Fund		$4,732	$4,010

INVESCO*	53 shares of the AIM Balanced Fund		$1,757	$1,596

INVESCO*	105 shares of the AIM Int'l Equity Fund		$2,398	$2,007

Global Asset Management, Inc.	112 shares of the GAM International Fund		$3,132	$2,248

INVESCO*	Cash		$12,799	$12,799

Loan Fund	Participant Loans Receivable**	$	- --------------	$6,839 --------------

			$202,500 ========	$398,578 ========

* Represents party-in-interest
** Loans to participants have various maturity dates
   and bear interest at rates ranging from 7% to 10%.

EXHIBIT 23 - Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements below, of our report dated May 4, 2001, with respect to the financial statements and schedule of Paychex, Inc. 401(k) Incentive Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2000.

    Form S-8 - Paychex, Inc. 401(k) Incentive Retirement Plan - as filed with the

    Securities and Exchange Commission on October 2, 1992 (No.33-52838).
    Form S-8 - Paychex, Inc. 401(k) Incentive Retirement Plan - as filed with the

    Securities and Exchange Commission on July 30, 1999 (No.333-84055).

                                                                                 /s/ Ernst & Young LLP

June 13 , 2001
Buffalo, New York